ECHOSTAR DBS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF SEPTEMBER 16, 2008

September 25, 2008

Via EDGAR and FedEx

Kyle Moffatt
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:      EchoStar DBS Corporation (the “Company”)
    Form 10-K for the Year Ended December 31, 2007, as amended
    File No. 333-31929

Dear Mr. Moffatt:

We are supplying the following response to the comment contained in your letter dated September 16, 2008, regarding the above-referenced document.  For your convenience, we have included your comment in this response letter in italicized form and keyed our response accordingly.

Item 9A.  Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 4

1.
We note that in your amended Form 10-K you included the previously omitted disclosures regarding your assessment of internal control over financial reporting required by Item 308T of Regulation S-K and Item 9A. of Form 10-K.  We further note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  Please tell us in detail how you considered whether management’s failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Kyle Moffatt
United States Securities and Exchange Commission
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of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

The Company is a holding company and is a wholly-owned, and the principal operating subsidiary of DISH Network Corporation (“DISH Network,” formerly EchoStar Communications Corporation).  For the year ended December 31, 2007, the Company accounted for over 99% of the revenue of DISH Network.  Accordingly, the evaluation of DISH Network’s internal control over financial reporting as of December 31, 2007 included the evaluation of internal control over financial reporting of the Company as of the same date, and was completed concurrently therewith.  The Company also included risk factor disclosure in the original Form 10-K that it filed with the Commission on March 6, 2008 that stated that the evaluation and testing of DISH Network’s internal control over financial reporting as of December 31, 2007 included an evaluation and testing of the Company’s internal control over financial reporting.  After the completion of the evaluation, which was the basis on which management’s report on internal control over financial reporting of the Company as of December 31, 2007 (“Management’s Report”) was prepared, and management’s subsequent re-evaluation of the effectiveness of the Company’s disclosure controls and procedures, management concluded that the Company’s disclosure controls and procedures, taken as a whole, were effective.

Notwithstanding the timely completion of the evaluation, Management’s Report was omitted from the Company’s annual report on Form 10-K for the year ended December 31, 2007, filed via EDGAR with the Commission on March 6, 2008.  Following the discovery of the omission, management concluded that the omission did not render the Company’s disclosure controls and procedures, taken as a whole, ineffective as of the end of fiscal year 2007.  This conclusion was based in part on the timely completion of the evaluation underlying Management’s Report.

Under Rule 13a-15(e) of the Securities Exchange Act (the “Exchange Act”), “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Kyle Moffatt
United States Securities and Exchange Commission
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reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Rule 13a-15(e) further provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Management is of the view that the timely completion of the evaluation of the Company’s internal control over financial reporting, based on which Management’s Report was prepared, demonstrates that information required to be disclosed in the Company’s annual report on Form 10-K for fiscal year 2007 was properly accumulated and communicated to the management to allow timely decisions by management regarding required disclosure.  Thus, the Company concluded that required information was properly recorded, processed and summarized, as well as reported within the organization, and that its disclosure controls and procedures, taken as a whole, were effective as of the end of the fiscal year covered by Management’s Report, taking into consideration the definition of disclosure controls and procedures provided in Rule 13a-15(e).

The Company notes the Staff’s observation that Compliance and Disclosure Interpretation 115.02 indicates that the failure to provide management’s report on internal control over financial reporting renders the annual report materially deficient and renders the Company not current or timely in its Exchange Act reporting.  According to Compliance and Disclosure Interpretation 115.02, the Staff’s view is premised on the failure to complete management’s evaluation of internal control over financial reporting and the failure to file management’s report.  In the Company’s case, the evaluation had been timely completed.  Therefore, the Company respectfully submits that the late submission of a timely prepared and completed evaluation, but not the filing of Management’s Report, should not, by itself, render the Company’s disclosure controls and procedures, taken as a whole, ineffective, for the reasons discussed above.  Furthermore, because the Company has already amended its annual report on Form 10-K for fiscal year 2007 to fix the omission, it has become current in its Exchange Act reporting, according to Compliance and Disclosure Interpretation 115.02.

For the foregoing reasons, the Company’s management continues to believe that the disclosure controls and procedures were effective as of December 31, 2007.

*  *  *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299

Mr. Kyle Moffatt
United States Securities and Exchange Commission
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•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.   Should you have any questions or comments regarding our responses, please call me at 303-723-1400.  I can also be reached by fax at 720-514-5957.

Very Truly Yours,

ECHOSTAR DBS CORPORATION

/s/ Bernard L. Han
Bernard L. Han
Executive Vice President
and Chief Financial Officer

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299